Exhibit 3(i).3

AMENDMENT TO THE RESTATED ARTICLES OF INCORPORATION

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

SPECIALIZED HEALTH PRODUCTS INTERNATIONAL, INC.

Pursuant to Section 242 of the Delaware General Corporation Law, Specialized Health Products International, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify and set forth as follows:

FIRST: The name of the corporation is Specialized Health Products International, Inc.

SECOND: The first paragraph of Article Fourth of the Corporation’s Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“STOCK: The total number of shares of all classes of capital stock which the corporation is authorized to have outstanding is 100,000,000 shares of which stock 80,000,000 shares shall be voting common stock, $0.02 par value per share, and of which 20,000,000 shares shall be preferred stock, $0.001 par value per share.”

THIRD: This amendment was duly adopted by resolution of the Board of Directors of the Corporation setting forth the proposed amendment to the Corporation’s Restated Certificate of Incorporation and declaring such amendment to be advisable and in the best interest of the Corporation and its stockholders.

FOURTH: Pursuant to the recommendation of the Board of Directors of the Corporation, the stockholders of the Corporation duly adopted and approved this Certificate of Amendment at the 2007 Annual Meeting of the Stockholders held on May 30, 2007.

FIFTH: This Certificate of Amendment will be effective upon filing.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 30th day of May, 2007.

SPECIALIZED HEALTH PRODUCTS INTERNATIONAL, INC.

By: /s/ Jeffrey Soinski
Jeffrey Soinski

Its: President and Chief Executive Officer

32.2-1